FOR IMMEDIATE RELEASE:

                    CIRCON BOARD APPROVES EMPLOYEE RETENTION PLAN

SANTA BARBARA, CALIFORNIA (AUGUST 27, 1996) - Circon Corporation (NASDAQ-NMS:
CCON) announced today that its board of directors has adopted a plan to retain certain key Circon employees by providing them with retention benefits payable upon their remaining with the Company for a specified period, and certain severance benefits payable upon an involuntary termination of employment, following a change in control of the Company.

Richard Auhll, chairman of the board, president, and chief executive officer of Circon stated, "The key to our business is attracting and retaining a highly skilled workforce. The board has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication of our employees, notwithstanding the possibility, threat, or occurrence of a change in control of the Company. This Plan is designed to help the Company retain our employees, thereby enabling Circon to pursue its strategic plan."

Circon is the subject of a hostile tender offer by U.S. Surgical which is scheduled to expire August 29, 1996. In a release dated August 15, 1996, Circon's board recommended that its stockholders reject U.S. Surgical's bid and recommended that they not tender their shares. At the same time, the Company announced a Stockholders Rights Plan.

Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

                                         ###

CONTACTS:
    Judith Wilkinson/Daniel Katcher
    Abernathy MacGregor Group
    212/371-5999